Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On October 21, 2008, the Chicago Board Options Exchange, Incorporated issued the following information circular.

IC08-176

October 21, 2008

To:	CBOE Members

From:	Bradley G. Griffith
Chairman, Financial Planning Committee

Alan J. Dean
Chief Financial Officer

Re:	Three Months and Nine Months Ended September 30, 2008, Unaudited Financial Statements

Overview of Third-Quarter 2008 Financial Results – Best Quarter Ever

CBOE reported record revenues and earnings for the third quarter of 2008.  Fueled by record trading volume, revenues for the quarter increased by 24 percent to $120.1 million from $96.8 million in the prior-year period.  The increase in revenues led to a 48-percent increase in pretax earnings compared with the third quarter of 2007.  Pretax earnings for the three months ended September 30, 2008, climbed to $60.7 million from $41.2 million in the year-ago period.  Once again CBOE demonstrated its ability to deliver consistent growth, reporting its eleventh consecutive quarter of double-digit comparable revenues and earnings growth.

(in thousands)	3Q2008	3Q2007	chg		% chg
Revenues	$120,074	$96,790	$23,284		24%
Expenses	$59,336	$55,620	$3,716		7%
Income Before Taxes	$60,738	$41,170	$19,568		48%
Operating Margin	50.6%	42.5%	8.1	%pts
Net Income	$35,368	$22,718	$12,650		56%
Average Contracts Traded Per Day	5,341	4,127	1,214		29%

CBOE’s revenue growth was primarily attributed to higher transaction fees, which account for about 82 percent of total revenues.  Transaction fees for the quarter were up 30 percent, to $98.4 million compared with $75.5 million in last year’s third quarter, as CBOE recorded its highest trading volume ever for a three-month period.  Total contracts traded for the quarter grew 31 percent, reaching 341.8 million contracts compared with 260.0 million contracts in last year’s third quarter.  CBOE’s average daily volume was 5.3 million contracts for the third quarter this year, a 29-percent increase against last year’s average of 4.1 million contracts.  Additionally, the average rate per contract remained relatively even at $0.288 for 2008’s third quarter versus $0.290 a year earlier

The higher transaction fees accounted for 98 percent of CBOE’s total revenue gain with the other line items accounting for only two percent, or $0.4 million, of the $23.3-million increase in total revenues.  Interest income was down by $0.3 million for the quarter, reflecting the impact of lower yields on investments resulting from a decline in interest rates.

Focus on Cost Control Continues

For the third quarter of 2008 total expenses were $59.3 million, a seven-percent increase compared with the same period last year.  The $3.7-million expense increase for the quarter primarily resulted from higher costs related to outside services, royalty fees and other expenses.  These increases were partially offset by a favorable variance in the net loss from investment in affiliates.  Costs for outside services grew by $1.2 million compared with last year’s third quarter due to higher expenses related to consulting fees for systems and software development, legal fees and contract services.  Other expenses increased by $4.1 million primarily due to higher costs for DPM market linkage, the program that reimburses DPMs for the cost of linking customer orders to markets at other exchanges.  Expenses related to a new liquidity provider rebate program, which provides incentives to market participants for executing orders at CBOE as opposed to routing to away markets, also contributed to this increase.  The $1.1-million increase in royalty fees was directly related to higher trading volume in licensed products.  The $3.8 million favorable variance in the net loss from investment in affiliates was due to a charge taken in last year’s third quarter to write-off CBOE’s equity investment in HedgeStreet, with no comparable expense in 2008.

CBOE’s revenue growth continues to outpace the growth in expenses, resulting in significant operating margin improvement.  Operating margin represents income before taxes as a percentage of total revenues.  For the third quarter, operating margins grew to 50.6 percent, up from 42.5 percent in last year’s third quarter, underscoring the scale inherent in CBOE’s operating model.  CBOE has maintained strong cost control and will continue to evaluate its operations as the Exchange strives to gain even greater efficiencies and further leverage its business model.

Year-to-Date 2008 Financial Overview

During the first nine months of 2008, CBOE continued to build strong revenues and earnings, posting a 52-percent increase in pretax earnings on a 24-percent increase in revenues compared with the same period last year.

(in thousands)	YTD 2008	YTD 2007	chg		% chg
Revenues	$321,964	$259,253	$62,711		24%
Expenses	$164,554	$155,578	$8,976		6%
Income Before Taxes	$157,410	$103,675	$53,735		52%
Operating Margin	48.9%	40.0%	8.9	%pts
Net Income	$91,379	$58,967	$32,412		55%
Average Contracts Traded Per Day	4,760	3,668	1,092		30%

Total revenues were $322.0 million for the nine months ended September 30, 2008, an increase of $62.7 million from the same period a year ago.  As seen in the quarterly results, growth in revenues was generated by robust trading volume throughout the year, resulting in higher transaction fees.  Year-to-date transaction fees grew by $58.4 million, or 29 percent, compared with the first nine months of 2007.  Total trading volume through September 2008 increased 31 percent to 899.6 million contracts compared with the prior year’s 686.0 million contracts.  CBOE traded an average 4.8 million contracts daily through September 2008, an increase of 30 percent over the daily average of 3.7 million contracts traded through September 2007.  Additionally, the transaction fee per contract was $0.286 for the nine-month period this year, a slight decline from $0.290 for the nine months ended September 30, 2007.

Year-to-date 2008, CBOE’s operating margin rose to 48.9 percent, an increase of nearly nine percentage points against the comparable period last year.  This improvement once again highlights CBOE’s strategic focus on maximizing profitability by driving top-line growth and maintaining tight expense controls.

Net income for the nine months ended September 30, 2008 was $91.4 million, up $32.4 million, or 55 percent, compared with the same period in 2007.

Consolidated Balance Sheets

CBOE’s working capital (current assets minus current liabilities) increased by $21.1 million during the third quarter to $248.8 million at September 30, 2008.  Meanwhile, cash and investments (excluding restricted funds) were $265.9 million at the end of the third quarter, up $26.3 million from June 30, 2008.  These increases resulted from revenues outpacing cash expenses less capital spending.

Cash Flow

Operating cash flow was $52.3 million for the third quarter of 2008 versus $30.5 million for the 2007 third quarter.  CBOE used cash from operations primarily to fund systems improvements and its growth initiatives through capital expenditures of $17.1 million for the third quarter.  The majority of CBOE’s capital spending supports its ongoing efforts to increase systems capacity and functionality, including hardware and capitalized software.  The higher level of spending this quarter primarily was attributable to the development of initial systems requirements for C2, CBOE’s alternative exchange initiative.  CBOE today announced its intent to develop a new trading solution for market participants (see Information Circular IC08-175).  This new, all-electronic options marketplace is expected to launch in 2009.  The capital investment for C2 is expected to be approximately $25.0 million, with the majority of the systems development and corresponding capital outlay occurring in 2008.  CBOE’s total Capital expenditures through the first nine months of 2008 were $34.3 million.

Free cash flow, another measure of liquidity, defined as net cash provided by operating activities less capital expenditures, was $99.5 million for the nine months ended September 30, 2008, a strong increase against $53.9 million for the comparable prior-year period.

CBOE begins the final quarter of 2008 with a strong financial position and a clear focus on investing in the growth of its business.  The Exchange operates in a highly competitive, evolving marketplace and is committed to taking steps that position CBOE to capitalize on opportunities as they emerge, while building on its brand and innovative products and services.

Questions may be directed to Debbie Koopman at 312-786-7136 or koopman@cboe.com or Alan Dean at 312-786-7023 or dean@cboe.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Quarter Ended		YTD
(In thousands)	9/30/2008	9/30/2007	9/30/2008	9/30/2007
REVENUES:
Transaction fees	$98,398	$75,514	$257,256	$198,896
Other member fees	7,047	7,011	20,425	19,279
Options Price Reporting Authority income	4,947	4,400	15,137	14,689
Regulatory fees	3,726	3,648	11,523	10,554
Investments income	1,771	2,110	5,897	5,721
Other	4,185	4,107	11,726	10,114
Total Revenues	120,074	96,790	321,964	259,253

EXPENSES:
Employee costs	19,948	20,507	57,389	60,284
Depreciation and amortization	6,571	6,458	19,713	19,109
Data processing	5,476	5,087	14,367	14,545
Outside services	6,834	5,639	18,790	16,960
Royalty fees	9,648	8,502	25,881	21,887
Travel and promotional expenses	2,577	1,774	7,846	6,883
Facilities costs	1,284	930	2,878	3,317
Net loss from investment in affiliates	196	4,013	606	4,536
Other	6,802	2,710	17,084	8,057
Total Expenses	59,336	55,620	164,554	155,578

INCOME BEFORE TAXES	60,738	41,170	157,410	103,675

PROVISION FOR INCOME TAXES	25,370	18,452	66,031	44,708

NET INCOME	$35,368	$22,718	$91,379	$58,967

Other Statistics
Trading Days	64	63	189	187
Contracts Traded	341,813,772	259,983,573	899,573,197	685,978,740
Contracts Per Day	5,340,840	4,126,723	4,759,647	3,668,336
Transaction Fees Per Contract	$0.288	$0.290	$0.286	$0.290

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)	9/30/2008	6/30/2008	12/31/2007	9/30/2007
ASSETS

Cash and investments	$265,869	$239,604	$181,425	$155,225
Cash and investments - restricted	20,907	14,585	4,249	1,089
Other Current Assets	63,868	50,087	42,910	44,019
Total Current Assets	$350,644	$304,276	$228,584	$200,333

Investments in Affiliates/Subsidiary	5,975	6,172	8,104	8,307
Land	4,914	4,914	4,914	4,914
Property and Equipment - Net	78,210	68,474	64,347	65,971
Other Assets – Net	36,131	35,358	35,746	34,383

Total Assets	$475,874	$419,194	$341,695	$313,908

LIABILITIES & MEMBERS’ EQUITY

Total Current Liabilities	$101,852	$76,621	$54,621	$50,233
Total Long-Term Liabilities	18,918	20,195	20,707	21,445
Total Members’ Equity	355,104	322,378	266,367	242,230

Total Liabilities and Members’ Equity	$475,874	$419,194	$341,695	$313,908

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Quarter Ended		YTD
(In thousands)	9/30/2008	9/30/2007	9/30/2008	9/30/2007
Cash Flows from Operating Activities:
Net Income	$35,368	$22,718	$91,379	$58,967

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	6,571	6,458	19,713	19,109
Impairment of investment in affiliates and other assets	0	3,800	0	3,800
Cumulative effect of change in reg rep amort period	0	0	(2,642)	0
Amortization of banker fees re National Stock Exchange	0	0	23	0
Equity in loss of OneChicago, LLC	196	213	606	530
Equity in loss of CBSX	0	0	0	206
Amortization of discount on investments available for sale	0	0	0	(422)
Interest expense on post-retirement obligation	0	0	0	0
Gain/loss (net) on disposition of property	0	(203)	195	(203)
Deferred income taxes	(1,276)	(123)	(1,788)	(123)

Change in assets and liabilities:	11,450	(2,400)	26,272	(1,803)

Net Cash Flows from Operating Activities	52,309	30,463	133,758	80,061

Cash Flows from Investing Activities:
Capital and other assets expenditures	(17,080)	(5,666)	(34,261)	(26,128)
Sale of investments available for sale	0	0	0	20,000
Restricted funds - temp access fees	(6,322)	(1,089)	(16,658)	(1,089)
Sale of NSX certificates of proprietary membership	0	0	1,500	0
Proceeeds from disposition of assets	0	0	105	0
CBOE Stock Exchange investment	0	0	0	(13)
Net Cash Flows from Investing Activities	(23,402)	(6,755)	(49,314)	(7,230)

Cash Flows from Financing Activities:
CBOT exercise right purchase	0	0	0	(127)

Net Increase in Cash and Cash Equivalents	28,907	23,708	84,444	72,704

Cash and Cash Equivalents at Beginning of Period	236,962	131,517	181,425	82,521
Cash and Cash Equivalents at End of Period	$265,869	$155,225	$265,869	$155,225

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$22,035	$18,111	$61,510	$45,022